
November 30, 2020

E. Ricky Gibson
Chairman of the Board of Directors
The First Bancshares, Inc.
6480 U.S. Hwy. 98 West, Suite A
Hattiesburg, MS 39402

      Re: The First Bancshares, Inc.
            Registration Statement on Form S-4
            Filed November 20, 2020
            File No. 333-250311

Dear Mr. Gibson :

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Julia Griffith at 202-551-3267 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Finance